Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is a press release CTWS issued on April 28, 2018.

Connecticut Water Issues Statement Regarding Eversource Energy’s

Intention to Launch Distracting Proxy Contest

Believes SJW Group Merger Is Superior Transaction with Significantly Greater Benefits to Connecticut Water Shareholders, Customers, Employees and Communities

Questions Why Eversource Is Interfering with SJW Group’s Superior Transaction Rather than Focusing on Improving its Customer Service Levels and Shareholder Returns

Notes Eversource’s Record of Poor Service Quality and Investigation by Connecticut Public Utilities Regulatory Authority into Eversource’s Increased Customer Shutoffs

Believes Eversource’s Costly Proxy Campaign Is an Attempt to Distract from its Record of Chronic Underperformance and Is Bad for Shareholders, Employees, Customers and Communities

CLINTON, Conn., April 28, 2018 /PRNewswire/ — Connecticut Water Service, Inc. (NASDAQ: CTWS) today noted the announcement that Eversource Energy (NYSE: ES) intends to launch a proxy contest in connection with the Company’s pending merger with SJW Group (NYSE: SJW).

Carol Wallace, Chairman of the Connecticut Water Board of Directors, said, “Eversource’s proxy campaign is an overt attempt to derail the SJW Group merger of equals and the many benefits it provides in order to promote Eversource’s inferior proposal and distract from its record of chronic underperformance and highly-publicized poor customer service. We will not let Eversource’s unwarranted actions serve as an obstacle to completing the SJW Group merger, which the Board of Directors has determined is in the best interest of Connecticut Water and its stakeholders.”

“The Connecticut Water Board carefully reviewed Eversource’s non-binding acquisition proposal with the assistance of financial and legal advisors. The independent directors of the Connecticut Water Board concluded that the Eversource acquisition proposal was not a superior proposal or reasonably likely to lead to a superior proposal, and the Board unanimously reaffirmed its intention to recommend that all Connecticut Water shareholders vote FOR the SJW Group merger,” continued Ms. Wallace.

The Company issued the following statement:

•	The SJW Group merger was approved by Connecticut Water’s independent Board whose directors are committed to serving the best interests of all Connecticut Water shareholders. As the background section of the Connecticut Water proxy details, the merger terms were the product of vigorous arms-length negotiations that resulted in Connecticut Water achieving two significant price increases and meaningful benefits for all of the Company’s stakeholders.

•	The SJW Group merger delivers greater shareholder value and the ability to participate in the combined company’s substantial upside opportunity. Under the terms of the SJW Group agreement, Connecticut Water shareholders will receive the equivalent of $63.70 per share based on SJW Group’s closing share price on April 19, 2018[1] and the agreed upon

[1]	The Company’s unaffected closing stock price prior to the public announcement of Eversource’s unsolicited acquisition proposal exchange ratio. In contrast, Eversource has submitted a non-binding proposal to acquire all the outstanding shares of Connecticut Water for $63.50 per share in cash and/or in Eversource common shares at the election of Connecticut Water shareholders.

Following the closing of the transaction, Connecticut Water shareholders will own approximately 40 percent of the combined company and SJW Group shareholders will own approximately 60 percent, on a fully diluted basis. Thus, in addition to providing a premium to Connecticut Water shareholders, they will also be able to participate in the combined company’s substantial upside opportunity.

•	The SJW Group merger also provides long-term benefits for customers, employees and communities, and has a clear path to close. The merger with SJW Group will maintain Connecticut Water’s longstanding commitments to outstanding customer service, which will be enhanced by sharing of best practices, operational expertise and more extensive resources. No merger-related layoffs or significant changes in employee compensation or benefits packages are planned. In addition to retaining dedicated employee teams across its footprint, the new company will maintain Connecticut Water’s environmental stewardship and strong community ties, including a focus on supporting economic development with investments in growth, safety and reliability.

Since announcing the merger on March 15, 2018, Connecticut Water has received strong support from multiple stakeholders, including shareholders, employees and customers. The Company is preparing the associated regulatory filings, and the merger with SJW Group remains on track to be completed in the fourth quarter of 2018.

•	The SJW Group merger would be highly accretive, while protecting jobs. Eversource’s acquisition proposal is noticeably silent on both. The SJW Group merger is expected to be immediately accretive to Connecticut Water’s standalone earnings per share, achieving at least high-single digit accretion in the first fiscal year post-closing and maintaining mid- to high-single digit accretion over the next few years. Notably, these accretion estimates are not dependent on cost savings or job cuts. Indeed, no merger-related layoffs are planned so there will be no impact on jobs at the utilities in Connecticut, Maine, California and Texas.

•	The SJW Group merger creates a leading, national pure-play water utility with significant opportunities for investment and growth. Eversource’s acquisition proposal reflects an underperforming, predominantly T&D company trying to diversify to improve returns. The combined SJW Group-Connecticut Water company will be the third largest investor-owned water and wastewater utility in the United States and will have a strong multi-state presence in California, Connecticut, Maine and Texas. In addition to expanding its market reach, the increased scale and more diverse geographic footprint of the new organization provide the opportunity for investments in service and reliability that can enhance value for shareholders, customers and communities.

In contrast to this pure-play water leader, Eversource Energy is predominantly an electric and gas transmission and distribution company that is launching an unsolicited acquisition proposal and disruptive, costly proxy contest in an effort to distract from its record of chronic underperformance and poor customer service, as detailed below.

•	The SJW Group merger creates a new company with a proven team who has delivered superior shareholder returns and who believes world-class customer service is a priority. Eversource has a record of underperformance and poor customer service. The combined SJW Group-Connecticut Water company will be led by an experienced Board and leadership team that leverages the strengths and capabilities of both companies. Each of the combined company’s operating utilities and their customers will continue to be supported locally by a team of dedicated employees and their accomplished, existing leaders.

The Connecticut Water team, who will remain in place, has delivered:

•	Superior shareholder returns: Over the past five years, Connecticut Water has delivered a 179 percent total return to the Company’s shareholders, outperforming Eversource, Connecticut Water’s peers and the Dow Jones Utility Average Index by 119 percent, 66 percent and 145 percent, respectively.

•	Leading customer service: Connecticut Water has customer satisfaction rankings that consistently exceed 90 percent in customer surveys conducted by an independent research firm – underscoring that delivering safe, clean drinking water is Connecticut Water’s top priority.

In contrast, Eversource has limited experience in water and its performance raises questions about its value creation ability and its commitment to customers:

•	Inferior shareholder returns: Eversource has delivered only a 60 percent total return for shareholders over the past five years compared to 179 percent for Connecticut Water over the same period.

•	Poor customer service: Eversource was ranked in the bottom quartile of J.D. Power’s 2017 customer service rankings for the East Region and was ranked near the bottom nationally. Eversource also finished in the bottom half of the rankings in four of the five categories used by the Wired Group in 2017 to rate electric utilities around the country. In fact, according to that survey, Eversource was ranked 97th out of 103 electric utilities in the category of customer satisfaction. Eversource is currently under investigation by the Public Utilities Regulatory Authority (PURA) regarding service shutoffs. According to PURA, Eversource’s customer shutoffs increased almost 100 percent from 2015 to 2017.

•	The SJW Group merger would create a new company with shareholder returns derived from a stable and robust dividend and numerous investment opportunities. Upon closing and subject to market conditions and Board approval at the time, the new company is expected to establish a dividend at least equivalent to SJW Group’s announced 2018 annual dividend of $1.12 per share. This represents an immediate dividend uplift of approximately 7 percent for Connecticut Water shareholders, when adjusted for the agreed exchange ratio, based on the annualized quarterly cash dividend of $0.2975 per share declared by Connecticut Water on November 9, 2017.

The combined SJW Group-Connecticut Water company is expected to benefit from a robust balance sheet and enhanced financial flexibility, with total assets of $2.4 billion. This will result in a stronger financial foundation and increased capital markets access yielding a lower cost of capital, which will better enable the new organization to compete for attractive growth opportunities on a national level, supporting continued growth in both its dividend and earnings per share.

In contrast, we believe Eversource is pursuing this transaction and touting its dividend in an attempt to compensate for its inability to deliver meaningful stock price appreciation on its own. Absent the benefit of its dividend, Eversource delivered only a 35 percent stock price return over the past five years as compared to 143 percent for Connecticut Water.

Connecticut Water will mail to shareholders its proxy statement and WHITE proxy card as well as additional information about the Company’s merger with SJW Group. Connecticut Water shareholders are advised to take no action in response to any materials they may receive from Eversource Energy and to DISCARD ALL BLUE proxy cards or other materials from Eversource Energy.

Connecticut Water shareholders who have questions or would like additional information should contact Connecticut Water’s proxy solicitor, Morrow Sodali, toll-free at (800) 662-5200 or by e-mail at CTWS@morrowsodali.com.

Wells Fargo Securities, LLC is serving as Connecticut Water’s financial advisor and Sullivan & Cromwell LLP as its legal counsel.

About CTWS

CTWS is a publicly traded holding company headquartered in Clinton, Connecticut. CTWS is the parent company of The Connecticut Water Company, The Maine Water Company, The Avon Water Company, and The Heritage Village Water Company. Together, these subsidiaries provide water service to more than 450,000 people in Connecticut and Maine, and wastewater service to more than 10,000 people in Connecticut.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS

TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.

Connecticut Water Contacts

Daniel J. Meaney, APR

Director, Corporate Communications

(860) 664-6016

dmeaney@ctwater.com

Investors

Mike Verrechia / Bill Dooley

Morrow Sodali, LLC

(800) 662-5200

CTWS@morrowsodali.com

Media

Joele Frank, Wilkinson Brimmer Katcher

Sharon Stern / Barrett Golden / Joseph Sala

(212) 355-4449